Exhibit 1

MEDIA
RELEASE

26 MARCH 2018

Completion of sale of Hastings’ international businesses to Northill Capital

Westpac Banking Corporation (ASX:WBC) (“Westpac”) has today announced completion of the sale of the international businesses of Westpac’s subsidiary Hastings Management Pty Limited (“Hastings”) to Northill Capital (“Northill”).

Hastings’ international businesses comprise all of Hastings’ activities in the United Kingdom, the United States and Singapore and include the management of a diversified portfolio of infrastructure debt and equity assets across the US, UK, Europe and Australia on behalf of a number of leading global institutional investors.

Northill will be investing over the long term to further develop Hastings’ international businesses.

Westpac has confirmed that the Hastings Australian business will continue to support its clients, including by facilitating a transition of responsibilities to the new manager of Utilities Trust of Australia.

ENDS

Westpac Media Enquiries Emma Cunningham Head of External Communications, Institutional M +61 466 379 081 ecunningham@westpac.com.au	Northill Capital Sally Todd +44 20 7016 4121 sally.todd@northill.com

Westpac Investor Relations Andrew Bowden T +61 2 8253 4008 M +61 438 284 863 andrewbowden@westpac.com.au

Northill Capital

Northill Capital is an independent, privately held asset management business, established in London in 2010, with substantial financial backing from interests associated with the Bertarelli Family. Northill’s long-term strategy is to build a portfolio of high quality, specialist asset management businesses. Assets under management by businesses in which Northill owns a majority interest total approximately US$51 billion (as at 31 December 2017). Northill brings deep industry experience and expertise and the patient, long-term application of substantial private capital to support skilled investment professionals to develop their businesses. Northill Capital LLP is authorised and regulated by the Financial Conduct Authority. www.northill.com